Exhibit A

CERAGON NETWORKS® REPORTS SECOND QUARTER 2005
FINANCIAL RESULTS

Cellular Backhaul Continues to be Main Growth Driver for Ceragon

        TEL AVIV, Israel, July 21, 2005 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the second quarter, which ended June 30, 2005.

        Revenues for the quarter were $17.97 million, up from $13 million for the second quarter of 2004 and from $16.8 million for the first quarter of 2005. This represents an increase of 38% as compared to the first quarter of 2004, and an increase of 6.8% as compared to the first quarter of 2005.

        Net income for the second quarter of 2005 increased to $1 million, or $0.04 per basic and diluted share. In comparison, net income in the second quarter of 2004 was $290 thousand or $0.01 per basic and diluted share.

        Gross profit for the second quarter of 2005 increased to $7.2 million, or 40.1% of revenues.

        Total cash, cash equivalents and liquid investments at the end of the quarter were $35.5 million.

        The second quarter of 2005 was another quarter of cellular business wins with sales to cellular operators representing over 50% of revenue.

        “Our strategy of targeting cellular operators is paying off and we are fast approaching sales of $10 million per quarter to Cellular operators with over 40 such customers. This growth trend continues as cellular operators require higher capacity networking solutions to upgrade existing networks, build new networks and begin providing 3G services,” said Shraga Katz, President and CEO, Ceragon Networks Ltd.

        “As my role shifts from day-to-day management to consultant and founding shareholder of the company, I would like to thank the Ceragon team. Ceragon is an outstanding company that is well-equipped to sustain growth and capitalize on the many opportunities going forward. I wish Ira Palti, the incoming CEO, good luck and I look forward to seeing Ceragon achieve new levels of success under his leadership”.

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Ceragon Reports Second Quarter 2005 Results – 2

        A conference call discussing Ceragon’s results for the second quarter of 2005 will take place today, July 30, 2005, at 9:00 a.m. (EST). Investors can also join the company’s teleconference by calling 719-457-2733 and referencing confirmation number 6304626 at 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions. The link will be accessible through Sunday, July 31, 2005.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value -added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports Second Quarter 2005 Results – 3

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2005	2004	2005	2004	2004

Revenues	$34,791	$24,404	$17,972	$13,007	$54,831
Cost of revenues	20,813	14,132	10,772	7,600	32,191

Gross profit	13,978	10,272	7,200	5,407	22,640

Operating expenses:
Research and development	5,346	4,576	2,648	2,390	9,686
Less - grants and participations	888	1,013	426	520	2,293

Research and development, net	4,458	3,563	2,222	1,870	7,393
Selling and marketing	6,456	5,583	3,367	2,848	11,645
General and administrative	1,408	1,079	706	555	2,429
Amortization of deferred stock
compensation (a)	40	245	9	87	374

Total operating expenses	12,362	10,470	6,304	5,360	21,841

Operating Income (loss)	1,616	(198)	896	47	799
Financial income, net	226	435	121	182	674
Other income	11	92	2	61	141

Net income	$1,853	$329	$1,019	$290	$1,614

Basic net earnings per share	$0.07	$0.01	$0.04	$0.01	$0.06

Diluted net earnings per share	$0.07	$0.01	$0.04	$0.01	$0.06

Weighted average number of shares
used in computing basic net earnings
per share	25,991,778	24,790,561	26,081,009	24,851,571	25,066,937

Weighted average number of shares
used in computing diluted net
earnings per share	28,266,708	28,291,805	28,193,715	28,177,109	28,069,844

(a) Amortization of deferred stock
compensation relates to
the following:

Cost of revenues	$2	$22	$-	$7	$36
Research and development
costs, net	12	58	-	14	86
Selling and marketing
expenses, net	16	134	5	59	196
General and
administrative expenses	10	31	4	7	56

Total amortization of
deferred stock compensation	$40	$245	$9	$87	$374

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Ceragon Reports Second Quarter 2005 Results – 4

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2005	December 31, 2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,862	$11,234
Short-term bank deposits	5,089	3,973
Marketable securities	6,577	11,101
Trade receivables, net	10,399	6,939
Other accounts receivable and prepaid expenses	3,787	4,435
Inventories	20,883	19,083

Total current assets	59,597	56,765

LONG-TERM INVESTMENTS:
Long-term bank deposits	5,288	4,451
Long-term marketable securities	5,665	7,042
Long-term receivables	390	390
Severance pay funds	1,972	1,947

Total long-term investments	13,315	13,830

PROPERTY AND EQUIPMENT, NET	2,494	2,516

Total assets	$75,406	$73,111

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,123	$9,348
Deferred revenue	2,468	3,114
Other accounts payable and accrued expenses	5,260	5,476

Total current liabilities	17,851	17,938

ACCRUED SEVERANCE PAY	3,107	2,986

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized:
40,000,000 shares as of March 31,2005 and June 30, 2005;
Issued and outstanding: 25,951,673 shares and 26,210,345
shares as of March 31,2005 and June 30, 2005, respectively	64	64
Additional paid-in capital	177,029	176,546
Deferred stock compensation	(33)	(73)
Accumulated other comprehensive income	(53)	62
Accumulated deficit	(122,559)	(124,412)

Total shareholders' equity	54,448	52,187

Total liabilities and shareholders' equity	$75,406	$73,111

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Ceragon Reports Second Quarter 2005 Results – 5

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

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